UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
Commission File Number: 000-23800
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
LaCrosse Footwear, Inc. Employees’ Retirement Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
LaCrosse Footwear, Inc.
18550 NE Riverside Parkway
Portland, Oregon 97230
503-766-1010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee and Plan Participants
LaCrosse Footwear, Inc. Employees’ Retirement Savings Plan
Portland, Oregon
We have audited the accompanying statements of net assets available for benefits of LaCrosse Footwear, Inc. Employees’ Retirement Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of LaCrosse Footwear, Inc. Employees’ Retirement Savings Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
McGLADREY & PULLEN, LLP
Minneapolis, Minnesota
May 10, 2006

LACROSSE FOOTWEAR, INC. EMPLOYEES’ RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2005 and 2004

	2005	2004

Assets
Investments at fair value (Notes 2, 6 and 7):
Interest in shares of registered investment companies	$5,644,645	$5,797,156
Interest in common collective trusts	909,065	—
LaCrosse Footwear, Inc. common stock	207,373	247,196
Participant loan	44,900	—

	6,805,983	6,044,352

Receivables:
Employer contributions	92,511	52,896
Accrued interest	—	1,136

	92,511	54,032

Cash	14,703	99

Net assets available for benefits	$6,913,197	$6,098,483

See Notes to Financial Statements.

LACROSSE FOOTWEAR, INC. EMPLOYEES’ RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2005

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Notes 6 and 7)	$146,336
Interest and dividends	285,499

Contributions:
Employer	213,308
Participant	442,255
Rollover	517,116

Total additions	1,604,514

Deductions from net assets attributed to:
Benefits paid	779,294
Administrative expenses	10,506

Total deductions	789,800

Net increase	814,714

Net assets available for benefits:
Beginning of year	6,098,483

End of year	$6,913,197

See Notes to Financial Statements.

LACROSSE FOOTWEAR, INC. EMPLOYEES’ RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Note 1. Plan Description
The following description of the LaCrosse Footwear, Inc. Employees’ Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
Effective date:
The LaCrosse Footwear, Inc. Employees’ Retirement Savings Plan became effective January 1, 1957.
General:
The Plan is a defined contribution plan covering all employees of LaCrosse Footwear, Inc. and Danner, Inc. (the “Company”), who meet the eligibility requirements, with the exception of the employees of collective bargaining units. Employees must complete 30 days of employment to be eligible. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, (“ERISA”).
Participant accounts:
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, and (b) plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant contributions, eligible participant compensation, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting:
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Effective January 1, 2006, all employed participants became 100% vested in their employer matching and employer discretionary contribution balances and actual earnings thereon. Participants who terminated employment prior to January 1, 2006 are considered 100% vested in the employer matching and employer discretionary contributions if they had accumulated three years or more of service.
Funding policy:
For the 2005 Plan year, the Company made employer matching contributions equal to 50% of each participant’s deferral contribution between 1% and 4% of the participant’s eligible compensation. Effective January 1, 2006, the Company began making basic safe harbor matching contributions equal to 100% of each participant’s deferral contributions up to a maximum of 3% of the participant’s eligible compensation, plus 50% of each participant’s deferral contributions between 3% and 5% of the participant’s eligible compensation.
The Company may also make profit-sharing contributions at its discretion. The amounts of the profit-sharing contributions are a percentage of the eligible compensation of all contributing participants. The profit-sharing percentage is determined annually and is based on the Company’s operating profit for the plan year. For the year ended December 31, 2005, the Company made a discretionary contribution equal to 1.4% of eligible participant compensation.
Participants may elect to make voluntary contributions to the plan by deferring a certain percentage of their compensation. Participants may contribute up to the maximum percentage or dollar amount determined by the Federal Government each year.

LACROSSE FOOTWEAR, INC. EMPLOYEES’ RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Note 1. Plan Description, Continued
Forfeitures:
Amounts not vested upon termination of employment are forfeited by participants and are used to reduce the amount of the Company’s contributions to the Plan. At December 31, 2005, forfeited nonvested accounts totaled approximately $90,000.
Investment options:
Participants direct the investments of their contributions into various investment options offered by the Plan. Participants can elect to invest from one percent to one hundred percent in selected funds and the elections can be changed daily. Participants are not allowed to direct the investments of their contributions into LaCrosse Footwear, Inc. common stock effective December 19, 2002.
Participant loans:
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant’s loan fund. Loan terms range from one to five years, or longer for the purchase of a primary residence. The loans must be adequately secured and bear interest at a rate commensurate to similar types of loans by other lenders.
Payment of benefits:
On termination of service, a participant may elect distribution of the value of the participant’s vested balance of his or her account under one, or any combination of the following methods: (a) by payment in a lump sum; or (b) by installments over a specified period of time.
Note 2. Summary of Significant Accounting Policies
Basis of accounting:
The Plan’s financial statements are presented on an accrual basis of accounting.
Investment administration and valuation and income recognition:
The activities of the Trust are administered by Wells Fargo Bank N.A. (the “Trustee”). Wells Fargo Bank N.A. became the trustee effective November 1, 2005. Prior to that, the activities of the trust were administered by U S Bank National Association.
The investments in common stock and shares of registered investment companies are stated at fair value based upon quoted market prices. The investments in common collective trust funds are stated at fair value as quoted by the trust. Realized gains and losses on sales of securities are recorded on a trade-date basis. Net unrealized appreciation or depreciation on investments is recorded based on the fair value of the investments at the end of the reporting period. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.
Payment of benefits:
Benefits are recorded when paid.

LACROSSE FOOTWEAR, INC. EMPLOYEES’ RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Note 2. Summary of Significant Accounting Policies, Continued
Use of estimates in the preparation of financial statements:
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.
Administrative expenses:
All fees and expenses incurred by the Plan shall be paid by the Company or from plan assets as determined by the Plan Administrator.
Note 3. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.
Note 4. Income Tax Status
Effective November 1, 2005, the Plan adopted a non-standardized form of a prototype plan sponsored by Wells Fargo Bank N.A. The prototype plan has received an opinion letter from the Internal Revenue Service as to the plan’s qualified status. The prototype plan opinion letter has been relied upon by this Plan. The Plan Administrator believes the Plan is designed and is being operated in compliance with the applicable provisions of the Internal Revenue Code.
Note 5. Transactions With Parties-in-Interest
The Plan invests in certain shares of registered investment companies and common collective trusts that are managed by the Plan Trustee. Also, transactions involving LaCrosse Footwear, Inc. common stock are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations. Effective December 19, 2002, participants are no longer allowed to direct salary deferrals into LaCrosse Footwear, Inc. common stock.

LACROSSE FOOTWEAR, INC. EMPLOYEES’ RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Note 6. Investments
The fair values of individual investments that represent 5 percent or more of the Plan’s net assets as of December 31 are as follows:

	2005	2004

JPMorgan Capital Growth Select Fund	$1,425,968	$—
Wells Fargo Advantage Index Fund	992,347	—
RS Investments Partners Fund	787,547	—
Hotchkis & Wiley Large Cap Value Fund	674,365	—
Wells Fargo Stable Return Fund	647,115	—
Baron Small Cap Fund	394,665	—
First American Equity Index Fund	—	1,008,946
Heartland Value Fund	—	894,483
First American Prime Obligations Fund	—	740,190
Brandywine Fund	—	665,311
First American Mid Cap Growth Opportunity Fund	—	608,644
First American Equity Income Fund	—	522,312
First American Small Cap Select Fund	—	339,462
During 2005, the Plan’s investments in shares of registered investment companies, common collective trust funds, and LaCrosse Footwear, Inc. common stock (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Shares of Registered Investment Companies
Bond Fund	$(4,504)
Equity Funds	123,763
Balanced Funds	6,614
Common Collective Trust Funds	15,308
LaCrosse Footwear, Inc. Common Stock	5,155

Total	$146,336

LACROSSE FOOTWEAR, INC. EMPLOYEES’ RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Note 7. Investment in LaCrosse Footwear, Inc. Common Stock
The Plan’s investments at December 31, 2005 and 2004 in LaCrosse Footwear, Inc. common stock are as follows:

	2005	2004

Number of shares	19,148	22,931
Cost	$107,995	$129,324
Fair value	$207,373	$247,196

SUPPLEMENTARY INFORMATION

LACROSSE FOOTWEAR, INC. EMPLOYEES’ RETIREMENT SAVINGS PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS HELD FOR INVESTMENT AT END OF YEAR
December 31, 2005

	Description	Current Value

	Investments at fair value:
	Shares of Registered Investment Companies:
	JPMorgan Capital Growth Select Fund	$1,425,968
*	Wells Fargo Advantage Index Fund	992,347
	RS Investments Partners Fund	787,547
	Hotchkis & Wiley Large Cap Value Fund	674,365
	Baron Small Cap Fund	394,665
	Dodge & Cox Balanced Fund	316,737
	American Funds EuroPacific Growth Fund	305,050
	American Funds Growth Fund of America	290,269
	MFS Research Bond Fund	241,750
	RS Investments Value Fund	215,947

		5,644,645

	Common Collective Trusts
*	Wells Fargo Stable Return Fund	647,115
*	Wells Fargo Russell 2000 Index Fund	187,506
*	Wells Fargo S&P Mid Cap Index Fund	74,444

		909,065

	Participant loan, due on November 23, 2015, with interest rate of 8%	44,900

*	LaCrosse Footwear, Inc. common stock	207,373

		$6,805,983

*	Indicates party-in-interest. See Note 5.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

LaCROSSE FOOTWEAR, INC. EMPLOYEES’ RETIREMENT SAVINGS PLAN

By:	/s/ David P. Carlson

David P. Carlson Executive Vice President and Chief Financial Officer
LaCrosse Footwear, Inc., Plan Administrator
Date: June 29, 2006

LaCROSSE FOOTWEAR, INC.
EMPLOYEES’ RETIREMENT SAVINGS PLAN
Exhibit Index

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm